UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 11, 2022

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that, pursuant to article 404 of the Colombian Code of Commerce, the Board of Directors has authorized that companies controlled by the Chairman of the Board of Directors, Mr. Luis Carlos Sarmiento Angulo, acquire ordinary shares and/or shares with preferential dividend and without voting rights of Grupo Aval, in one or several transactions, for a term of up to two (2) years, and up to 3% of its capital stock (both added together). The acquiring companies would carry out these purchases at market price and through the transactional systems of the Colombian Stock Exchange (BVC).

The authorization was granted by the unanimous vote of the directors present at the meeting, excluding that of the applicant and, for purposes of granting it, the Board of Directors considered that such operations will be carried out under stock market conditions, for reasons other than speculative purposes, based on publicly available information and in compliance with all applicable legal requirements, as informed by Mr. Sarmiento Angulo in his application.

Bogotá, D.C., May 11, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.
By:		/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel